EXHIBIT A

Financial Statements

ZERO LABS AUTOMOTIVE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Zero Labs Automotive, Inc.
Los Angeles, California

Opinion

We have audited the financial statements of Zero Labs Automotive, Inc., which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Zero Labs Automotive, Inc. as of December 31, 2022 and December 31,2021, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Zero Labs Automotive, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Zero Labs Automotive Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Zero Labs Automotive, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Zero Labs Automotive, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2023
Los Angeles, California

ZERO LABS AUTOMOTIVE INC.
BALANCE SHEET

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	126,224	$	387,971
Accounts Receivable		64,053		-
Other Current Assets		226,967		2,584
Total Current Assets		**417,244**		**387,971**
Property and equipment, net		780,322		1,014,334
Intangibles		18,272		21,323
Right of use assets, net		810,087		-
Other Assets		109,658		129,658
Total Assets	**$**	**2,135,582**	**$**	**1,553,287**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	129,170	$	83,544
Right of use liability, current portion		165,137		-
Accounts Payable		21,370		574
Convertible Notes, current portion		1,096,000		-
Other Current Liabilities		238,964		159,168
Total Current Liabilities		**1,650,640**		**243,286**
Convertible Notes		-		696,000
Right of use liability		644,950		-
Total Liabilities		**2,295,590**		**939,286**
STOCKHOLDERS EQUITY				
Common Stock - Class A		7,000		7,000
Common Stock - Class B		5		5
Additional paid in capital		9,400,962		7,015,064
Retained Earnings/(Accumulated Deficit)		(9,567,975)		(6,408,069)
Total Stockholders' Equity		**(160,008)**		**614,000**
Total Liabilities and Stockholders' Equity	**$**	**2,135,582**	**$**	**1,553,286**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 606,681	$ 446,100
Cost of Goods Sold	920,252	639,769
Gross profit	(313,571)	(193,669)
Operating expenses		
General and Administrative	2,756,722	2,113,312
Research and Development	-	13,500
Sales and Marketing	13,764	3,136
Total operating expenses	2,770,486	2,129,948
Operating Income/(Loss)	(3,084,057)	(2,323,617)
Interest Expense	75,890	7,653
Other Loss/(Income)	(40)	(151,626)
Income/(Loss) before provision for income taxes	(3,159,906)	(2,179,645)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (3,159,906)**	**$ (2,179,645)**

See accompanying notes to financial statements.

(in , $US)	Common Stock - Class A		Common Stock - Class B		Additional paid in capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	**7,000,000**	**$ 7,000**	**-**	**$ -**	**$ 6,162,676**	**$ (4,228,424)**	**$ 1,941,252**
Issuance of common shares	-	-	5,100	5	7,492	-	7,497
Contribution					806,215		806,215
Stock based compensation expense					38,681		38,681
Net income/(loss)	-	-	-	-	-	(2,179,645)	(2,179,645)
Balance—December 31, 2021	**7,000,000**	**$ 7,000**	**5,100**	**$ 5**	**$ 7,015,064**	**$ (6,408,069)**	**$ 614,000**
Contribution	-	-	-	-	2,380,988	$ -	2,380,988
Stock based compensation expense					4,910		4,910
Net income/(loss)	-	-	-	-	-	(3,159,906)	(3,159,906)
Balance—December 31, 2022	**7,000,000**	**$ 7,000**	**5,100**	**$ 5**	**$ 9,400,962**	**$ (9,567,975)**	**$ (160,008)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,159,906)	$	(2,179,645)
Non-cash items:				
Stock based compensation expense		4,910		38,681
Amortization expense		8,122		7,108
Depreciation expense		524,003		434,873
PPP loan forgiveness		-		(151,600)
Accrued interest		43,840		7,653
Changes in operating assets and liabilities:				
Accounts Receivable		(64,053)		-
Other Current Assets		(224,383)		21,526
Other Assets		20,000		(68,247)
Credit Cards		45,626		27,226
Accounts Payable		20,796		574
Other Current Liabilities		35,956		139,380
Net cash provided/(used) by operating activities		**(2,745,091)**		**(1,722,470)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(261,659)		(101,115)
Purchases of Intangibles		(35,985)		(13,137)
Net cash provided/(used) in investing activities		**(297,644)**		**(114,252)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of common shares		-		7,497
Capital Contribution		2,380,988		806,215
Borrowing on Convertible Notes		400,000		696,000
Net cash provided/(used) by financing activities		**2,780,988**		**1,509,712**
Change in Cash		(261,747)		(327,010)
Cash—beginning of year		387,971		714,982
Cash—end of year	$	**126,224**	$	**387,971**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Zero Labs Automotive Inc. was founded as LLC on February 29, 2016 and was converted into C-corporation on June 7, 2019, in the state of California. The financial statements of Zero Labs Automotive Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Zero Labs Automotive Inc. is an automotive and industrial design, technology and engineering firm for all-electric platform engineered specifically for decarbonizing vehicles.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and 137,971 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Prototype Vehicles	5 years
Computer Equipment	5 years
Customer Vehicle Tooling	5 years
Furniture and Fixtures	7 years
Shop Vehicles	5 years
Tools Machines Equipment	5 years
Leasehold Improvements	15 years

Intangible Assets

The Company has licensed software as intangibles.

Income Taxes

Zero Labs Automotive Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has filed its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company is following the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

The Company earns revenue from the sale of electric cars.

Cost of sales

Costs of goods sold include vehicle parts, raw materials, vehicle painting, carpeting and other inputs including labor work and engaged production and design services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $13,764 and $3,136, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 991,944	$ 991,944	$ 991,944
Liabilities				
Current portion of lease obligation	-	142,517	142,517	$ 142,517
Lease obligation	-	849,427	849,427	$ 849,427
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(0)	(0)	$ (0)
Total	$ -	$ -	$ -	$ -

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Customer deposit	159,589	119,589
Accrued interest	51,493	7,653
Tax	27,882	27,882
Payroll liabilities	-	4,044
Total Other Current Liabilities	$ 238,964	$ 159,168

Other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Refund to customers	222,267	-
Other	4,700	2,584
Total Other Current Assets	$ 226,967	$ 2,584

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Prototype Vehicles	$ 1,684,049	$ 1,648,065
Computer Equipment	123,414	103,127
Customer Vehicle Tooling	73,822	73,822
Furniture and Fixtures	108,164	40,132
Shop Vehicles	74,968	55,070
Tools Machines Equipment	239,228	180,915
Leasehold Improvements	183,390	95,914
Fixed assets, at Cost	**2,487,035**	**2,197,045**
Accumulated depreciation	(1,706,714)	(1,182,711)
Fixed assets, Net	**$ 780,321**	**$ 1,014,334**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $524,003 and $434,874 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Licensed software	$ 40,609	$ 35,539
Intangible assets, at cost	**40,609**	**35,539**
Accumulated amortization	(22,337)	(14,216)
Intangible assets, Net	**$ 18,272**	**$ 21,323**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $8,122 and $7,108 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2021	$ 8,122
2022	8,122
2023	2,028
2024	–
Thereafter	-
Total	**$ 18,272**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 9,000,000 shares of Common Stock Class A with a $0.001 par value and 1,500,000 shares of Common Stock Class B with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 7,000,000 shares of Common Stock Class A and 5,100 shares of Common Stock Class B have been issued and are outstanding.

During 2021 and 2022 CEO of the Company made contributions based on verbal agreement in total amount of $806,215 and $2,380,988 respectively.

7.   SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 994,900 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 1.47	-
Granted	526,500		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	526,500	$ 1.47	9.75
Exercisable Options at December 31, 2021	526,500	$ 1.47	9.75
Granted	260,000	$ -	
Exercised	(5,100)	$ -	
Expired/Cancelled	(557,500)	$ -	
Outstanding at December 31, 2022	223,900	$ 1.47	8.90
Exercisable Options at December 31, 2022	223,900	$ 1.47	8.90

Stock option expenses for the year ended December 31, 2022 and December 31, 2021 was $4,910 and $38,681 respectively.

8.   DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				Total
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Indebtedness
Periwinkle Blue LLC	$ 500,000	4.00%	9.7.2021	9.6.2023	$ 20,000	26,667 $	500,000 $	- $	526,667	$ 6,667 $	6,667 $	- $	500,000 $	506,667
Stanton Blakeslee	$ 200,000	4.00%	10.30.2021	10.29.2023	$ 8,000	8,667 $	200,000 $	- $	208,667	$ 667 $	667 $	- $	100,000 $	100,667
Sam Malone	$ 96,000	4.00%	11.13.2021	11.22.2023	$ 3,840	4,160 $	96,000 $	- $	100,160	$ 320 $	320 $	- $	96,000 $	96,320
Greg Brown	$ 200,000	4.00%	12.31.2021	12.30.2023	$ 8,000	8,000 $	200,000 $	- $	208,000	$ - $	- $	- $	- $	-
Mike Walsh	$ 100,000	4.00%	12.15.2021	12.14.2023	$ 4,000	4,000 $	100,000 $	- $	104,000	$ - $	- $	- $	- $	-
Total					$ 43,840	$ 51,493	$ 1,096,000	$ -	$ 1,147,493	$ 7,653	$ 7,653	$ -	$ 696,000	$ 703,653

The convertible notes are convertible into Common Shares at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (942,916)	$ (650,406)
Valuation Allowance	942,916	650,406
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (2,855,084)	$ (1,912,168)
Valuation Allowance	2,855,084	1,912,168
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $9,567,975. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022 and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During 2021 and 2022 CEO of the Company made contributions based on verbal agreement in total amount of $806,215 and $2,380,988 respectively.

There were no other related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,159,906, an operating cash flow loss of $2,745,091, and liquid assets in cash of $126,224, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 14, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.